

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2023

Aaron T. Ratner
Chief Executive Officer
Clean Earth Acquisitions Corp.
12600 Hill Country Blvd, Building R, Suite 275
Bee Cave, Texas 78738

>   **Re: Clean Earth Acquisitions Corp.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 26, 2023**
>   **File No. 001-41306**

Dear Aaron T. Ratner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2023 letter.

Revised Preliminary Proxy Statement filed July 26, 2023

General

1.   We note your response to prior comment 24, and your claimed reliance on the exemption in Securities Act Section 4(a)(2). It remains unclear how the offer included in the non-redemption incentive contained in your May 17, 2023 letter to shareholders and the ongoing offers since May 17 have complied with Section 5 of the Securities Act. Given that no registration statement was on file for these offers before they were made, please provide us with a complete analysis regarding how these offers have complied with Section 4(a)(2) or another available exemption.

Summary of the Proxy Statement
Stock Exchange Listing, page 12

2.   Please update your disclosure regarding the status of compliance of your public warrants
       with Nasdaq's continued listing standards. In this regard, we note that on June 13, 2023,
       you received a Notification Letter from the Listing Qualifications Department of
       NASDAQ Stock Market and were provided 45 calendar days from the date of the
       Notification Letter, or until July 28, 2023, to submit a plan to regain compliance
       with NASDAQ listing rule 5452(b)(C).

Unaudited Pro Forma Condensed Combined Financial Information, page 64

3.   We note your revised disclosure in response to prior comment 27 that 1,000,000 shares of
       Clean Earth's Class A common stock are subject to non-redemption commitments
       contingent upon the close of the Business Combination, pursuant to a certain subscription
       agreement between Clean Earth Acquisitions Sponsor LLC and an institutional investor,
       dated November 11, 2021. Please disclose the material terms of this subscription
       agreement.

Projected Financial Information, page 131

4.   We note your revised disclosure in response to prior comment 11 that the Board's general
       validation and comfort level of financial projections from 2026 to 2051 included the
       assumption that there would be no divestment of asset of Alternus and the assumption that
       no material terms of the Solis bond waiver are consummated aside from the refinancing of
       the Solis debt prior to September 30, 2023. Please also disclose whether the near-term
       projections the Board considered a material input to determine the valuation of Alternus
       (2022 to 2025 for the BCA and 2023 to 2025 for the Amendment) assumed the divestment
       of assets or consummation of other material terms of the Solis bond waiver agreements.
       In this regard, we note that under the current Solis bond waiver agreement, Solis must
       fully repay the Bonds by September 30, 2023, and if Solis is unable to fully repay the
       Bonds by September 30, 2023, Solis' bondholders have the right to immediately transfer
       ownership of Solis and all of its subsidiaries to the bondholders and proceed to sell Solis'
       assets to recoup the full amount owed to the bondholders, which is currently €147,000,000
       (approximately $158,000,000). We also note your disclosure that in addition to the
       potential refinancing of the bond, the company has engaged a leading global firm to
       support a potential sale of some or all of the assets. As it appears the terms of the current
       Solis bond waiver agreement could impact the projected financial information and
       valuation of Alternus, please discuss whether the Clean Earth Board has considered such
       terms with respect to its recommendation to Clean Earth stockholders to approve the
       business combination. Please also provide related risk factor disclosure.

       You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Gus Rodriguez,
Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial

statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ben Smolij, Esq.